Exhibit 99.1

FISCAL

THIRD QUARTER

2024

Financial and Operating Results

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2024

Bioceres Crop Solutions Reports

Fiscal Third Quarter 2024

Financial and Operational Results

Total revenues in 3Q24 were $84.0 million

3Q24 GAAP net income was $9.8 million and adjusted EBITDA1 was $21.1 million

ROSARIO, Argentina – May 13, 2024 – Bioceres Crop Solutions Corp. (Bioceres) (NASDAQ: BIOX), a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change, announced financial results for the fiscal third quarter ended March 31, 2024. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (YoY), unless otherwise noted.

FINANCIAL & BUSINESS HIGHLIGHTS

•	Total revenues in 3Q24 were $84.0 million compared to $93.6 million in the same quarter last year. Operational growth in the business was offset by a $15.7 million accrual of the compensatory payment from Syngenta, in comparison to a $32.9 million accrual in 3Q23.

•	Operating profit was $13.2 million with GAAP net income at $9.8 million.

•	Adjusted EBITDA[1] for the quarter was $21.1 million, compared to $35.8 million in the year ago quarter. The decrease was driven by the lower compensatory payment accrual, partially softened by improved operational performance.

•	Regulatory clearance in Brazil unlocks bio-insecticidal/bio-nematicidal solutions, expanding Bioceres’ biologicals portfolio in this geography.

•	HB4 Soy varieties showed satisfactory performance at farmer level in Brazil, with an average yield improvement of 7% against non-HB4 varieties.

MANAGEMENT REVIEW

Mr. Federico Trucco, Bioceres´ Chief Executive Officer, commented: “We are generally satisfied with our third quarter results, despite some delayed sales in our bio-nutrition segment in Argentina and Brazil, which we now expect to realize in our fourth and final fiscal quarter. As anticipated, our third quarter growth is disfavored when compared to the year before, given the disproportional weight of the Syngenta distribution agreement, whose contribution is now more evenly distributed throughout the year. From a qualitative point of view, we continue to see positive developments in Brazil, which we expect to translate into quantitative milestones in one or two seasons. One of these developments was the first regulatory approval for our inactivated Burkholderia bio-control solutions, which we announced last week. This approval creates an immediate opportunity in high value bio-insecticidal markets as well as in our Generation HB4 channel, and — in one or two seasons — in broader row-crop markets once our lowest rate formulations are included in the portfolio. Another positive development in Brazil comes from the performance of our first two HB4 soy varieties, where we received favorable feedback from key farmers and expect to increase the current pace of growth. Looking ahead and despite the industry-wide headwinds persisting from last year, we are confident on the attractiveness of our value propositions and the capabilities of our teams to achieve the double-digit growth we are known to deliver.”

1 Adjusted EBITDA is a non-GAAP measure. See “Use of non-IFRS financial information” for information regarding our use of Adjusted EBITDA and its reconciliation from the most comparable financial measure.

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2024

Mr. Enrique Lopez Lecube, Bioceres´ Chief Financial Officer, noted: “This year’s third fiscal quarter was marked by a difficult comparison against last year´s third quarter, in which the compensatory payment from the Syngenta agreement drove a substantial portion of sales and explained our profits almost in full. In a scenario of slower-than-expected market dynamics for fertilizers and inoculants in South America and persisting suboptimal conditions for crop protection in the US and Brazil, we were still able to partially offset the $17 million year-over-year difference from the Syngenta agreement by growing the rest of our business’ top line by roughly $8 million. As we head into the last quarter of our fiscal year, we are confident that with a normalized crop nutrition market we will be in good shape to deliver our annual goals of achieving double-digit growth in EBITDA”.

KEY FINANCIAL METRICS

Table 1: 3Q24 Key Financial Metrics

(In millions of U.S. dollars)	3Q23	3Q24	% Change
Revenue by Segment
Crop Protection	44.3	46.8	6%
Seed and Integrated Products	5.9	8.6	46%
Crop Nutrition	43.4	28.6	(34)%
Total Revenue	93.6	84.0	(10)%
Gross Profit	57.5	42.6	(26)%
Gross Margin	61.4%	50.8%	(1,062	)bps

	3Q23	3Q24	% Change
GAAP net income or loss	27.5	9.8	(64)%
Adjusted EBITDA[1]	35.8	21.1	(41)%

3Q24 Summary: Total revenues were $84.0 million in 3Q24, compared to $93.6 million for the same quarter last year. The decline is fully explained by a ~$17 million decrease in the accrual of the Syngenta compensatory payment, which was $15.7 million this year, compared to $32.9 million in the year-ago quarter. Excluding these accruals, the business generated $68.3 million in revenues, compared to $60.7 million last year, with modest growth in Crop Protection and Crop Nutrition, the two main business segments contributing material sales during the quarter.

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2024

Gross profit for the quarter was $42.6 million, a decline compared to the $57.5 million in 3Q23. As with revenues, the reduction was entirely due to the lower accrual of the compensatory payment this quarter compared to last year. Excluding this, gross profit increased — although proportionally less than revenues due to product mix — and overall gross margin remained practically flat.

GAAP net income and adjusted EBITDA1 for the quarter were $9.8 million and $21.1 million, respectively, compared to $27.5 million and $35.8 million, respectively. The decrease in the compensatory payment translates directly into the bottom line, partially offset by an improved underlying business performance.

THIRD QUARTER 2024 FINANCIAL RESULTS

Revenues

Table 2: 3Q24 Revenues by Segment

(In millions of U.S. dollars)	3Q23	3Q24	% Change
Revenue by segment
Crop protection	44.3	46.8	6%
Seed and integrated products	5.9	8.6	46%
Crop nutrition	43.4	28.6	(34)%
Total revenue	93.6	84.0	(10)%

Revenues in 3Q24 were $84.0 million, compared to $93.6 million in the same quarter last year, with mixed performance across segments.

In Crop Protection, revenues were 6% higher than last year, mainly due to higher sales of third-party crop protection products whose demand was spurred by a better moisture profile in Argentina this year. Adjuvant sales also contributed to segment growth, although their performance was limited in Brazil, given the continuing difficulties in that country’s crop protection market. Similar to Brazil, the bioprotection market in the U.S. continued to see some headwinds on purchase flow from distributors during the quarter.

Seed and Integrated Products saw a 46% increase in revenues compared to the year before. Growth was driven by HB4 downstream sales in a seasonally low quarter for other seed-related products. As mentioned in previous quarters, inventories of first-generation varieties continue to be sold into the processing channel to reduce working capital, while developing industrial channels for HB4 grain.

In Crop Nutrition, product sales grew in comparison to the previous year, however overall segment sales posted a 34% yearly reduction due to strong comparables from the Syngenta payment accrual. As was previously disclosed, two thirds of the $50 million compensatory payment from Syngenta were booked in 3Q23, and $15.7 million were recognized in the current quarter. This decline drives segment results, only partially softened by growth in biostimulant and micro-beaded fertilizer sales. Biostimulant sales grew during the quarter, with expansion in Brazil and Europe. Micro-beaded fertilizers also grew against last year’s drought affected levels; the increase was lower than expected given reluctance from farmers to make pre-season fertilizer purchases ahead of winter planting. In a context of lower commodity prices, fertilizer prices have remained comparatively high, increasing farmers´ expectations for an improvement in relative prices.

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2024

Gross Profit & Margin

Table 3: 3Q24 Gross Profit by Segment

(In millions of U.S. dollars)	3Q23	3Q24	% Change
Gross profit by segment
Crop protection	17.5	17.8	2%
Seed and integrated products	3.6	2.5	(31)%
Crop nutrition	36.3	22.3	(38)%
Total Gross profit	57.5	42.6	(26)%
% Gross margin	61.4%	50.8%	(1,062	)bps

Gross profit for the quarter was $42.6 million, compared to $57.5 million the year before.

In Crop Protection, gross profit increased by 2% on higher sales. The increase is lower than that of revenues due to changes in product mix, with increased participation of lower-margin third party products, while higher-margin products such as adjuvants, made a weaker contribution to growth this quarter.

Gross profit from Seed and Integrated Products declined despite the increased sales, as profits from high-margin seed treatment products sales that migrated into the Syngenta agreement were not fully compensated by the growth in lower-margin downstream grain sales.

In Crop Nutrition, the gross profit decline is entirely due to the ~$17 million lower compensatory payment accrual. The decrease is mitigated by an increase in gross profit from higher sales of fertilizers, biostimulants and inoculants.

Gross margin for the quarter was 50.8%, a year-over-year reduction given the extraordinary comparable.

Operating Expenses

Selling, General and Administrative Expenses: SG&A expenses excluding D&A, transaction expenses and share-based incentives, were $22.0 million in 3Q24, compared to $20.3 million the same quarter last year. The $1.7 million increase results from higher variable expenses and minor increases in fixed operating expenses.

Research and Development: total R&D expenses excluding D&A and share-based incentives were $2.0 million in 3Q24 compared with $2.5 million in 3Q23 and represented 2% of sales for the quarter.

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2024

GAAP Net Income & Adjusted EBITDA1

GAAP net income was $9.8 million in 3Q24, compared to $27.5 million for the same quarter last year. The decrease in net income is primarily the result of lower operating profit — as previously explained, due to the lower accrual of the compensatory payment from Syngenta —, and lower tax income benefits in comparison to the same quarter last year. The decrease was partially offset by an improvement in financial results on account of lower financial expenses and improved exchange variation results from Argentine peso-denominated assets on a lower depreciation rate for the quarter.

Adjusted EBITDA1 was $21.1 million in 3Q24, compared to $35.8 million, for the same quarter last year. The decline in Adjusted EBITDA is fully driven by the lower accrual of the compensatory payment from Syngenta compared to the year-ago quarter, partially offset by improved performance in the underlying business.

Financial Income and Loss

Table 4: 3Q24 Net Financial Result

(In millions of U.S. dollars)	3Q23	3Q24	Chg.	%Chg.
Interest expenses	(4.1)	(2.7)	1.4	35%
Financial commissions	(0.5)	(0.5)	(0.0)	(1)%
Exchange variations and other financial results	(3.0)	(1.2)	1.8	60%
Total financial results	(7.6)	(4.4)	3.2	42%

Total financial results improved by $3.2 million during the quarter due to lower interest expenses on both a lower debt position and lower average cost of debt, as well as improved results from Argentine peso-denominated assets on a lower depreciation rate for the quarter.

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2024

Balance Sheet Highlights

Table 5: Capitalization and Debt

	As of March, 31
(In millions of U.S. dollars)	2023	2024
Total Debt
Short-Term Debt	107.9	144.2
Long-Term Debt	142.2	98.6
Cash and Cash Equivalents	(57.7)	(16.4)
Other short-term investments	(13.1)	(16.5)
Debt net of cash, cash equivalents and other short-term investments	179.2	210.0
Equity attributable to equity holders of the parent	301.1	313.4
Equity attributable to non-controlling interests	33.2	35.2
Capitalization	513.5	558.5
LTM GAAP Net Income	18.4	5.6
LTM Adjusted EBITDA[1]	85.2	72.0

Total Financial Debt stood at $242.8 million as of March 31, 2024, compared to $250.1 million on March 31, 2023.

Cash, Cash Equivalents and Other Short-Term Investments totaled $32.8 million in 3Q24, compared to $70.9 million in 3Q23, which reflected the $50.0 million cash payment from the Syngenta agreement received in 2Q23. Total financial debt net of cash, cash equivalents and other short-term investments stood at $210.0 million in 3Q24.

THIRD QUARTER 2024 EARNINGS CONFERENCE CALL

Management will host a conference call and question-and-answer session, which will be accompanied by a presentation available during the webcast or accessed via the investor relations section of the company’s website.

To access the call, please use the following information:

Date:	Tuesday, May 14, 2024

Time:	8:30 a.m. ET, 5:30 a.m. PT

US Toll Free dial-in number:	1-833-470-1428

International dial-in numbers:	Click here

Conference ID:	391060

Webcast:	Click here

Please dial in 5-10 minutes prior to the start time to register and join.

The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here.

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2024

A replay of the call will be available through June 6, 2024, following the conference.

Toll Free Replay Number:	1-866-813-9403

International Replay Number:	+44 204 525 0658

Replay ID:	206193

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. Through its HB4® program, the company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Contact

Bioceres Crop Solutions

Paula Savanti

Head of Investor Relations

investorrelations@biocerescrops.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data, and any such forward-looking statements involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful and (ii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the company’s ability to achieve its strategic goals, including the uncertainties relating to the other factors that are described in the sections entitled “Risk Factors” in the company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2024

Use of non-IFRS financial information

The company supplements the use of IFRS financial measures with non-IFRS financial measures.

The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. This non-IFRS financial measures should only be used to evaluate the company’s results of operations in conjunction with the most comparable IFRS financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-IFRS metrics as performance measures in evaluating and making operational decisions regarding our business.

Adjusted EBITDA

The company defines adjusted EBITDA as net income/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, and one-time transactional expenses.

Management believes that adjusted EBITDA provides useful supplemental information to investors about the company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that adjusted EBITDA is helpful to investors because it provides additional information about trends in the company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

• Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments.

• Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income.

• Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes.

• Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements.

• Although share-based compensation is a non-cash charge, adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2024

• Other companies may calculate adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

The company compensates for the inherent limitations associated with using adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

Table 6: 3Q24 Adjusted EBITDA Reconciliation from Profit/(Loss) for the period

(In millions of U.S. dollars)	3Q23	3Q24	LTM 3Q23	LTM 3Q24
Profit/(loss) for the period	27.5	9.8	18.4	5.6
Income tax	(5.2)	(1.0)	7.4	6.2
Financial results	7.6	4.4	33.2	28.7
Depreciations & amortizations	5.0	4.9	18.5	19.1
Stock-based compensation charges	0.6	3.0	3.0	12.2
Transaction expenses	0.3	-	4.7	0.2
Adjusted EBITDA	35.8	21.1	85.2	72.0

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2024

Unaudited Consolidated Statement of Comprehensive Income
(Figures in million of U.S. dollars)

	Three-month period ended 03/31/2024	Three-month period ended 03/31/2023
Revenues from contracts with customers	84.0	93.0
Initial recognition and changes in the fair value of biological assets at the point of harvest	(0.1)	0.6
Cost of sales	(41.3)	(36.1)
Gross profit	42.6	57.5
% Gross profit	51%	61%
Operating expenses	(30.7)	(27.9)
Share of profit of JV	0.9	0.4
Change in net realizable value of agricultural products	0.2	(1.1)
Other income or expenses, net	0.2	1.0
Operating profit	13.2	29.9
Financial result	(4.4)	(7.6)
Profit/(loss) before income tax	8.8	22.3
Income tax	1.0	5.2
Profit/(loss) for the period	9.8	27.5
Other comprehensive profit	0.2	(0.1)
Total comprehensive profit/(loss)	10.0	27.4

Profit/(loss) for the period attributable to:
Equity holders of the parent	9.3	28.1
Non-controlling interests	0.5	(0.7)
	9.8	27.5
Total comprehensive profit/(loss) attributable to:
Equity holders of the parent	9.5	28.2
Non-controlling interests	0.5	(0.8)
	10.0	27.4
Weighted average number of shares
Basic	62.8	62.0
Diluted	66.8	63.1

BIOCERES CROP SOLUTIONS	THIRD QUARTER 2024

Unaudited Consolidated Statement of Financial Position
(Figures in million of U.S. dollars)

ASSETS	03/31/2024	06/30/2023
CURRENT ASSETS
Cash and cash equivalents	16.4	48.1
Other financial assets	16.5	12.1
Trade receivables	212.1	158.0
Other receivables	30.7	28.8
Income and minimum presumed recoverable income taxes	1.4	9.4
Inventories	129.2	140.4
Biological assets	1.9	0.1
Total current assets	408.1	397.1
NON-CURRENT ASSETS
Other financial assets	0.4	0.4
Other receivables	2.1	2.5
Income and minimum presumed recoverable income taxes	0.0	0.0
Deferred tax assets	9.7	7.3
Investments in joint ventures and associates	42.3	39.3
Investment properties	0.6	3.6
Property, plant and equipment	74.6	67.9
Intangible assets	174.5	173.8
Goodwill	112.2	112.2
Right-of-use leased asset	12.7	13.9
Total non-current assets	428.9	420.9
Total assets	837.0	818.1
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	167.5	150.8
Borrowings	144.2	107.6
Employee benefits and social security	7.8	9.6
Deferred revenue and advances from customers	5.5	24.9
Income tax payable	4.0	0.5
Consideration for acquisition	2.9	1.4
Lease liabilities	3.5	3.9
Total current liabilities	335.4	298.7
NON-CURRENT LIABILITIES
Borrowings	18.9	60.7
Deferred revenue and advances from customers	2.8	2.1
Joint ventures and associates	0.0	0.6
Deferred tax liabilities	39.4	35.8
Provisions	0.8	0.9
Consideration for acquisition	2.7	3.6
Secured notes	79.7	75.2
Lease liabilities	24.4	10.0
Total non-current liabilities	153.0	188.9
Total liabilities	488.5	487.6
EQUITY
Equity attributable to owners of the parent	313.4	298.6
Non-controlling interests	35.2	31.9
Total equity	348.5	330.5
Total equity and liabilities	837.0	818.1